Exhibit 99.1

SES Confirms Interim Dividend of EUR 0.25

Interim dividend approved as part of SES’s continued commitment to shareholder returns intended to be at least EUR 0.50 total dividend for FY2026

Luxembourg, 23 September 2026 – The SES Board of Directors has approved the payment of an interim dividend of EUR 0.25 per A-share (EUR 0.10 per B-share) to be paid to shareholders on October 15, 2026, in line with SES’s commitment to shareholder returns.

The interim dividend to be paid in October 2026 will be followed, subject to financial results and shareholder approval, by the payment of a final dividend of at least EUR 0.25 per A-share (EUR 0.10 per B-share) in May 2027.

For further information please contact:

Christian Kern

Investor Relations

IR@ses.com

Nancy Welsh

SES Communications

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will,” “to be,” and “intended.” Forward-looking statements in this press release include, among others, statements regarding SES’s intended shareholder returns and the anticipated payment of a final dividend.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form 20-F, such as risks relating to economic and market conditions, competition, regulatory developments, the successful execution of SES’s business strategy and strategic initiatives, and other factors that may affect SES’s financial performance and its ability to recommend, declare and pay future dividends. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.